NOTE: Investors may cancel an Investment commitment until 48 hours prior to the deadline identified in those offering materials.

The Intermediary will notify Investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early If it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her Investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's ability to cancel</u> An Investor may cancel his or her Investment commitment at any time until 48 hours prior to the offering deadline.

If the Investor cancels his or her Investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

<u>Reconfirmation</u> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her Investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.